UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2021

Commission File 001 - 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

This is to inform you that the Company has received a copy of the Announcement cum Corrigendum to Public Announcement, Detailed Public Statement and the Draft Letter of Offer dated March 16, 2021 which will be published tomorrow, i.e., March 17, 2021 in the same newspapers in which the DPS was published and additionally in certain other newspapers.

A copy of the Corrigendum is enclosed herewith for your reference and records as Exhibit 99.1

We request you to kindly take the above information on record.

Exhibit 99.1	A copy of the Corrigendum

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer